SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic load factor reached 81.0% in 2015 and 77.1% in February 2015

São Paulo, March 26, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces its preliminary air traffic figures for February 2015. Comparisons refer to February 2014.

              GOL highlights

      The domestic load factor totaled 81.0% in the first two months of 2015, 3.1 p.p. up on the same period last year. In February alone, we recorded a rate of 77.1%, 0,4 p.p. less than in February 2014. The rate in the last 12 months  (LTM) stood at  78.3%, an increase of 6.1 p.p. over the previous 12-month period. The fact that the Carnival holiday fell in February in 2015 and in March in 2014 impacted this indicator.

      Domestic demand in January and February 2015 increased by 8% over the same period in 2014. In February alone, there was a 2.9% year-on-year upturn, while the LTM figure grew by 6.5% over the previous 12 months.

      Domestic market supply increased by 3.9% in 2015 through February and 3.4% in February itself over the same periods last year, while LTM supply fell by 1.9% over the previous 12 months.

      International demand in the first two months of 2015 climbed by 25.1%, raising the load factor by 1.1 p.p. over the same period in 2014 to 73.9%, pushed by the 20.7% upturn in February itself.

      The number of passengers transported in the entire route network moved up by 4.8% year-on-year in the first two months of 2014, while the LTM number climbed by 11.9% over the 12 months through February 2014.

OPERATING DATA	Feb/15	Feb/14	% Var.	2M15	2M14	% Var.	LTM 15	LTM 14	% Var.
Total System
ASK (mm)	3,999.6	3,788.8	5.6%	8,992.7	8,478.3	6.1%	50,018	50,035	0%
RPK (mm)	3,047.8	2,905.3	4.9%	7,199.0	6,555.0	9.8%	38,729	35,698	8.5%
Load Factor	76.2%	76.7%	- 0.5 p.p	80.1%	77.3%	2.8 p.p	77.4%	71.3%	6.1 p.p.
Pax on board	3,000.1	3,013.7	-0.4%	7,020.3	6,697.3	4.8%	40,072	37,332	7.3%
Domestic Market
ASK (mm)	3,440.4	3,326.6	3.4%	7,798.4	7,508.6	3.9%	43,663	44,505	-1.9%
RPK (mm)	2,653.0	2,578.2	2.9%	6,315.9	5.849.1	8.0%	34,198	32,122	6.5%
Load Factor	77.1%	77.5%	-0.4 p.p	81.0%	77.9%	3.1 p.p	78.3%	72.2%	6.1 p.p.
Pax on board	2,818.2	2,852.1	-1.2%	6,617.2	6,348.5	4.2%	37,931	35,524	6.8%
International Market
ASK (mm)	559.2	462.2	21.0%	1,194.3	969.7	23.2%	6,355	5,530	14.9%
RPK (mm)	394.9	327.2	20.7%	883.1	705.9	25.1%	4,531	3,576	26.7%
Load Factor	70.6%	70.8%	-0.2 p.p	73.9%	72.8%	1.1 p.p	71.3%	64.7%	6.6 p.p.
Pax on board	181.9	161.6	12.6%	403.1	348.8	15.6%	2,141	1,808	18.4%

                             *Source: National Civil Aviation Agency (ANAC) and company for the current month.

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

   ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 71 destinations, 15 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.